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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. )*

CATCHER HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

903447100

(CUSIP Number)

June 28, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G/A
CUSIP No. 903447100

1.	Name of Reporting Person: Sandor Advisors, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,000,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.0%

12.	Type of Reporting Person: OO

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13G/A
CUSIP No. 903447100

1.	Name of Reporting Person: John Lemak		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,200,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,200,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,200,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.2%

12.	Type of Reporting Person: IN

3

SCHEDULE 13G/A

     This Amendment No. 1 to Schedule 13G (the “Schedule 13G/A”) is being filed on behalf of Sandor Advisors, LLC, a Texas limited liability company (“Sandor Advisors”), and Mr. John Lemak, the principal of Sandor Advisors, relating to shares of common stock of Catcher Holdings, Inc., a Delaware corporation (the “Issuer”), Series A Warrants in the Issuer (the “Series A Warrants”), and Series B Warrants (the “Series B Warrants”) in the Issuer. Each of the Series A Warrants and Series B Warrants are exercisable for one share of common stock in the Issuer (“Common Stock”).

     Sandor Capital Master Fund, L.P. (“Sandor Master Fund”) and Mr. Lemak previously were shareholders of U.S. Telesis Holdings, Inc., a Delaware corporation (“U.S. Telesis”), that obtained written consent of stockholders holding a majority of the issued and outstanding shares of Common Stock and Series A Warrants in the Issuer to: (i) change the name of the Issuer to Catcher Holdings, Inc., and (ii) provide for a 1 for 7.2 reverse stock split in respect of the Issuer’s issued and outstanding Common Stock.

     Mr. Lemak and Sandor Advisors hold the shares of Common Stock of the Issuer for the account of Sandor Capital, L.P. (“Sandor Capital”), Sandor Capital (QP), L.P., (“Sandor Capital (QP)”), and Sandor Master Fund, all three Texas limited partnerships, of which Sandor Capital Management, L.P., is the General Partner (the “General Partner”).

Item 1(a)     Name of Issuer.

Catcher Holdings, Inc.

Item 1(b)     Address of Issuer’s Principal Executive Offices.

1165 Via Vera Cruz
San Marcos, California 96025

Item 2(a)     Name of Person Filing.

This Schedule 13G/A is filed by: (i) Sandor Advisors and (ii) Mr. John Lemak, principal of Sandor Advisors, the general partner of the General Partner.

Item 2(b)     Address of Principal Business Office.

2828 Routh St., Suite 500
Dallas, Texas 75201

Item 2(c)     Place of Organization.

Sandor Advisors is a Texas limited liability company. Mr. Lemak is a United States citizen.

Item 2(d)     Title of Class of Securities.

Common Stock, par value $.001 per share (the “Common Stock”).

Item 2(e)     CUSIP Number.

903447100

Item 3         Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4         Ownership.

                    (a) Pursuant to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934, on May 10, 2005, each Series A Warrant and Series B Warrant entitles its holder to one vote per share. Pursuant to Rule 13d-1(i), this Schedule 13G does not include the non-voting securities of the Issuer held by Sandor Advisors and Mr. Lemak.

                    (b) As of June 29, 2005, Sandor Advisors and Mr. Lemak beneficially own 1,200,000 shares of Common Stock of the Issuer, which represents 9.2% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,200,000 shares of Common Stock beneficially owned by Sandor Advisors and Mr. Lemak as of the date hereof, by (ii) 12,500,000 shares of Common Stock outstanding as of June 28, 2005, based upon the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934, on June 28, 2005, plus 600,000, the number of shares of Common Stock that Sandor Advisors and Mr. Lemak have the right to purchase under the Series A Warrants and Series B Warrants.

                    (c) Sandor Advisors, through its control of the General Partner, has the sole power to vote and dispose of the: (i) 500,000 shares of Common Stock held by Sandor Master Fund, (ii) 250,000 Series A Warrants held by Sandor Master Fund, all of which may be exercised for Common Stock, and (iii) 250,000 Series B Warrants held by Sandor Master Fund, all of which may be exercised for Common Stock. As the principal of Sandor Advisors, Mr. Lemak may direct the vote and disposition of all the Common Stock beneficially owned by Sandor Advisors, and the 100,000 shares of Common Stock, 50,000 Series A Warrants, all of which may be exercised for Common Stock, and 50,000 Series B Warrants, all of which may be exercised for Common Stock, held by himself, individually.

Item 5         Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6         Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7         Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8         Identification and Classification of Members of the Group.

Inapplicable.

Item 9         Notice of Dissolution of Group.

Inapplicable.

Item 10        Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: June 29, 2005

SANDOR ADVISORS, LLC
By:	/s/ John Lemak
John Lemak, Manager

/s/ John Lemak
John Lemak